EXHIBIT 99.1

Alvotech Receives FDA Approval for New SIMLANDI® Manufacturing Process That More Than Doubles Output Per Batch

Enhanced process increases manufacturing productivity and frees up capacity to support growing demand across Alvotech’s biosimilars portfolio

REYKJAVIK, Iceland and LONDON, Oct. 20, 2026 (GLOBE NEWSWIRE) -- Alvotech (NASDAQ: ALVO; ALVO-SDB), a global biotechnology company specializing in the development and manufacture of biosimilar medicines for patients worldwide, today announced that the U.S. Food and Drug Administration (FDA) has approved a new manufacturing process for SIMLANDI® (adalimumab-ryvk), Alvotech’s biosimilar to Humira® (adalimumab).

The FDA approval allows Alvotech to introduce Process 2.0 for the manufacture of adalimumab drug substance in its DSM2 manufacturing suite in Reykjavik, Iceland. The new process more than doubles drug substance output per batch without changing the upstream manufacturing scale.

The improvement was achieved through targeted process development, effective process transfer and successful process validation, with demonstrated comparability to the previously approved process, maintaining product quality, safety and efficacy.

“More than doubling drug substance output per batch while maintaining product quality is a significant achievement that reflects the expertise of our process development and manufacturing teams,” said Joseph McClellan, Chief Operating Officer of Alvotech. “The new process allows us to manufacture the same quantity of drug substance in fewer batches, freeing up capacity to support other products in our portfolio, making better use of our existing infrastructure and giving us greater flexibility to respond to growing demand. Together with the recent FDA approval of additional manufacturing capacity, this demonstrates the strength of our operations in Reykjavik and reinforces our ability to deliver reliable supply to our commercial partners as demand for our biosimilars continues to grow.”

For further information, contact:

Media
Benedikt Stefansson
Sarah MacLeod
alvotech.media@alvotech.com

Investors
Dr. Balaji V Prasad
Benedikt Stefansson
Mikaela Vilchez
alvotech.ir@alvotech.com

About Alvotech
Alvotech is a biotechnology company, founded by Robert Wessman, focused solely on the development and manufacture of biosimilar medicines for patients worldwide. Alvotech seeks to be a global leader in the biosimilar space by delivering high-quality, cost-effective products and services, enabled by a fully integrated approach and broad in-house capabilities. Five biosimilars are already approved and marketed in multiple global markets, including biosimilars to Humira® (adalimumab), Stelara® (ustekinumab), Simponi® (golimumab), Eylea® (aflibercept) and Prolia®/Xgeva® (denosumab). The current development pipeline includes disclosed biosimilar candidates aimed at treating autoimmune disorders, eye disorders, and cancer. Alvotech has formed a network of strategic commercial partnerships to provide global reach and leverage local expertise in markets that include the United States, Europe, Japan, China, and other Asian countries and large parts of South America, Africa and the Middle East. For more information, please visit https://www.alvotech.com. None of the information on the Alvotech website shall be deemed part of this press release.

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Forward-Looking Statements
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